UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

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FORWARD LOOKING INFORMATION

The discussion of our Operating and Financial Review and Prospects in this Form 6-K contains forward-looking statements based on beliefs of our management. We use words such as “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or other words or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, unexpected delays in client orders while the outcome of the announced takeover offer by Nokia is pending and changes in general economic and business conditions, particularly in Europe with the ongoing crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Shift Plan by the end of 2015, including the refocusing of the Group’s innovation efforts and the level of debt re-profiling and debt reduction. A detailed description of such risks and uncertainties (other than the risk of delay in client orders pending the outcome of the Nokia offer) is set forth in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on March 24, 2015 (the “2014 20-F”), under the heading “Risk Factors”. The forward looking statements set forth in the discussion of our Operating and Financial Review and Prospects below include, but are not limited to, statements regarding the expected level of restructuring costs and capital expenditures, statements regarding the amount we will be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments and statements relating to the impact resulting from the announced combination with Nokia, including the characteristics of the combined company and the shareholding breakdown of the combined company between Nokia and Alcatel-Lucent shareholders.

These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015 (the “first half 2015 unaudited interim condensed consolidated financial statements”) and the related notes presented elsewhere in this document. Our first half 2015 unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”).

As of June 30, 2015, all IFRSs that the International Accounting Standards Board (“IASB”) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, our first half 2015 unaudited interim condensed consolidated financial statements would be no different if we had applied IFRS as issued by the IASB. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the EU.

CRITICAL ACCOUNTING POLICIES

Our Operating and Financial Review and Prospects is based on our first half 2015 unaudited interim condensed consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those financial statements and more fully in Note 1 to our 2014 audited consolidated financial statements included in our 2014 20-F. Some of the accounting methods and policies used in preparing our first half 2015 unaudited interim condensed consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results.

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c/ Goodwill, other intangible assets and capitalized development costs

Goodwill

Goodwill net, is allocated, where applicable, to cash generating units that are equivalent to a product division or groups of product divisions within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our two reportable segments. In assessing whether goodwill should be subject to impairment, the carrying value of each cash generating unit is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each cash generating unit is calculated using a five-year discounted cash flow analysis with a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each cash generating unit is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches, being additional inputs that represent assumptions that a market participant would use when pricing the asset:

•	five-year discounted cash flow analysis with a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis with an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC). A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Growth and perpetual growth rates used are based on expected market trends.

Other intangible assets

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets due to change in market trends or new technologies. The recoverable amounts are based on discounted future cash flows or fair values of the assets concerned.

Capitalized development costs

The Group evaluates the commercial and technical feasibility of development projects for which costs are capitalized, and estimates the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair some of the net capitalized development costs in the future.

d/ Provision for warranty costs and other product sales reserves

These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

e/ Provisions for litigations

Certain legal proceedings are pending and cover a wide range of matters. Due to the inherent nature of litigation, the outcome or the cost of settlement may materially vary from estimates.

f/ Deferred tax assets

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets, mainly in the U.S., are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of its deferred tax assets, which would have a significant impact on our financial results.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations is a key assumption concerning discount rates in retirement plans and healthcare plans. This assumption is updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

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Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2014 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €75 million and €(34) million, respectively.

Healthcare cost trends

Regarding healthcare cost trends for our U.S. plans, our external actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Expected participation rates in retirement healthcare plans

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

Until September 30, 2014, we used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. On October 27, 2014, the U.S. Society of Actuaries (SOA) issued new mortality tables. Starting December 31, 2014, we changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. These changes had a U.S.$2.6 billion negative effect on the benefit obligation of our U.S. plans. These effects were recognized in the 2014 Statement of Comprehensive Income.

Plan assets investment

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2014 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of December 31, 2014, and since the U.S. Management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), our other comprehensive income would be negatively impacted by approximately €308 million.

Asset ceiling

For retirees who were represented by the Communications Workers of America union and the International Brotherhood of Electrical Workers union, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits. This is considered as a refund from the pension plan when setting the asset ceiling.

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Depending on the type of Section 420 transfer, assets in excess of 120% or 125% of the funding obligation can be transferred. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 23 of our 2014 audited consolidated financial statements), we estimated that, as of December 31, 2014, the excess of assets above 120% of the plan obligations was U.S.$1.8 billion (€1.5 billion), and the excess above 125% of plan obligations was U.S.$1.4 billion (€1.2 billion).

h/ Revenue recognition

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the ability to collect the corresponding receivables.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on financial condition.

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our net income (loss) could be significant.

i/ Restructuring costs and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program included the elimination of approximately 5,500 jobs across the Group, and provided for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aim at notably reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base, using constant exchange rates (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

We estimate restructuring costs related to The Shift Plan at €950 million for all outstanding actions anticipated for the years between 2013 and 2015. For the year ended December 31, 2014, we expensed €238 million of restructuring costs for these actions. The remaining restructuring costs related to The Shift Plan will be reserved and expensed in future quarters.

In compliance with sections 44 and 45 of IAS 36 “Impairment of Assets” and considering that we believe we are not committed to a restructuring program as long as we have not been able to expense it, we exclude future restructuring costs (and corresponding cost savings), if they have not been expensed, when we determine the value in use for the annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of cash generating units (CGU), corresponding to the methodology described in Note 2c to the 2014 audited consolidated financial statements included in our 2014 20-F. We arrive at fair value less costs to sell of a CGU by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a CGU.

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1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERVIEW OF THE FIRST HALF OF 2015

In the first half of 2015, the telecommunications equipment and related services market witnessed mixed trends across different regions. The U.S. witnessed a softer spending environment in the first half of 2015 compared to the first half of 2014, China saw network investments in TD-LTE deployments that began in 2014 continue, while the telecommunications equipment market in Europe kept showing signs of improvement.

In addition to regional trends, the industry trends that we experienced in 2014 also continued to play a significant role in shaping the spending for telecommunications equipment and related services in the first half of 2015. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. Network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. Cable operators are also investing to deploy high-speed networks. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications. Web scale companies, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

To better align ourselves with these industry trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

Our progress on The Shift Plan through June 30, 2015 can be found in Chapter 1.6 “Strategy and Outlook”.

This combination of regional and industry trends resulted in mixed spending in the market for telecommunications equipment and related services in the first half of 2015. These trends, in addition to other factors, such as changes in foreign exchange rates, were drivers of how our businesses performed in the first half of 2015, with total sales increasing 7.1% compared to the first half of 2014. Details on segment performance can be found in Chapter 1.3 “Consolidated results of operations for the six months ended June 30, 2015 compared to the six months ended June 30, 2014.”

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HIGHLIGHTS OF TRANSACTIONS OF THE FIRST HALF OF 2015

Announcement of an intended public exchange offer by Nokia for the Company’s securities. On April 15, 2015, Nokia Corporation and Alcatel-Lucent announced that they entered into a memorandum of understanding under which Nokia will make an offer for all of Alcatel-Lucent’s equity securities through a public exchange offer in France and in the United States, subject to certain conditions.

TRANSACTION HIGHLIGHTS

0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously paid Nokia dividend for 2014) would be offered in exchange for each ordinary share and each American Depositary Share of Alcatel-Lucent. An equivalent offer would be made for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020.

The offer values Alcatel-Lucent at €15.6 billion on a fully diluted basis, after taking into account the early conversion of Alcatel-Lucent’s convertible bonds and associated dilution, corresponding to a fully diluted premium of 34% (equivalent to €4.48 per share), and a premium to the shareholders of 28% (equivalent to €4.27 per share), on the weighted average share price of Alcatel-Lucent for the three months preceding the announcement. This is based on Nokia’s closing share price of €7.77 on April 13, 2015.

Holders of Alcatel Lucent shares and OCEANEs would collectively own 33.5% of the fully diluted share capital of the combined company, and Nokia shareholders would own 66.5%, assuming full acceptance of the public exchange offer by such holders.

The combined company would be called Nokia Corporation, with headquarters in Finland and a strong presence in France. Risto Siilasmaa is expected to serve as Chairman, and Rajeev Suri as Chief Executive Officer.

The combined company’s Board of Directors is expected to have nine or ten members, including three members nominated jointly by the Corporate Governance & Nomination committee of the Nokia Board of Directors and by Alcatel-Lucent, one of whom would serve as Vice Chairman, in each case subject to the approval of the shareholders of Nokia.

OTHER TRANSACTION TERMS

The proposed transaction is expected to be structured as a public exchange offer in France and in the United States in accordance with the General Regulation of the French securities regulator, the Autorité des Marchés Financiers (the “AMF”), and all applicable securities laws and regulations in the United States, respectively.

The public exchange offer and the proposed combination are expected to be implemented in accordance with the terms and conditions of the binding memorandum of understanding between Nokia and Alcatel-Lucent. In addition to the offer terms, the memorandum of understanding contains representations, warranties and undertakings by Nokia and Alcatel-Lucent typical in similar transactions. The memorandum of understanding may be terminated by Nokia or Alcatel-Lucent under certain circumstances prior to the filing and/or completion of the public exchange offers, including, for example, a material breach by either party of the terms and conditions of the memorandum of understanding prior to the filing of the offers, the occurrence of a material adverse effect in respect of either party prior to the filing of the offers, the Board of Directors of either party not issuing, or amending in an adverse manner its recommendation in favor of the transaction, failure to receive regulatory approvals and certain other circumstances. The parties have further agreed on certain termination fees customary in similar transactions and payable to the other party under certain circumstances, including a change or withdrawal of the recommendation in favor of the transaction by the Board of Directors of either party, and Nokia’s failure to obtain the necessary shareholder approval or certain antitrust or regulatory approvals.

Subject to Nokia acquiring at least 95% of the share capital and voting rights of Alcatel-Lucent pursuant to the public exchange offer, Nokia intends to commence a squeeze-out procedure of the remaining outstanding Alcatel-Lucent shares.

The full text of the memorandum of understanding is expected to be publicly filed in connection with the public exchange offer in due course.

CONDITIONS TO OPENING AND COMPLETION OF THE PUBLIC EXCHANGE OFFER

The opening of the public exchange offer is subject to, among other things, completion of relevant works council consultations; receipt of regulatory approvals in the relevant jurisdictions; the absence of any material adverse event occurring with respect to Nokia or Alcatel-Lucent immediately prior to the filing of the offer with the AMF, the French securities regulator; the issuance by Alcatel-Lucent’s Board of a formal recommendation (avis motivé) in favour of the public exchange offer; and to other customary conditions.

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In accordance with the French public tender offer rules, following launch of the public exchange offer the completion of the offer will only be subject to the approval by Nokia’s shareholders of the resolutions necessary to implement the combination and the public exchange offer, and to Nokia holding more than 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon the closing of the public exchange offer.

Consultation of the French Group Committee. After the announcement of the execution of the memorandum of understanding with Nokia, Alcatel-Lucent immediately began the information process of its French Group Committee (Comité de Groupe France) as required by applicable French regulation in order to obtain its opinion on the proposed public exchange offer. On June 1, 2015, Alcatel-Lucent’s French Group Committee delivered its opinion, indicating that it does not oppose the proposed combination with Nokia.

On June 4, 2015, following the delivery of the opinion of Alcatel-Lucent French Group Committee, the Alcatel-Lucent Board of Directors expressed its full support for the proposed combination with Nokia. The opinion of the French Group Committee will be included as part of Alcatel-Lucent’s offer response document to be filed with the AMF in response to the French offer document, which Nokia is expected to file with the AMF following receipt of material regulatory approvals.

Listing of Nokia shares. Nokia shares are listed on Nasdaq Helsinki (NOK1V), and on the New York Stock Exchange in the form of American Depositary Receipts (NOK). In addition, Nokia is expected to apply to list its shares on Euronext Paris in connection with the public exchange offer.

Antitrust clearance. On June 17, 2015, Nokia and Alcatel-Lucent announced that the U.S. Department of Justice had granted early termination of the antitrust waiting period for the contemplated combination of Nokia and Alcatel-Lucent, and that they had already obtained antitrust clearances in Brazil and Serbia. On July 24, 2015, Nokia announced that, following a Phase 1 review, it had received approval without conditions from the European Commission for its pending acquisition of Alcatel-Lucent.

Amendments to the terms of the long-term compensation schemes of the Group employees and of the CEO in the context of the contemplated public exchange offer by Nokia. In the context of the contemplated combination, the Alcatel-Lucent Board of Directors, at its meetings of April 14, 2015 and July 29, 2015 approved several amendments to the existing long-term compensation schemes of the Group.

Alcatel Lucent Stock Options:

Given the exceptional circumstances of the contemplated transaction, the Board of Directors approved the vesting of all stock options held by Group employees, representing 11,570,193 underlying Alcatel-Lucent shares (approximately 0.410% of the share capital). Furthermore, in lieu of the 2014 Stock Options Plan initially considered but in the end not implemented, the Board of Directors approved the principle of granting up to 4.3 million Alcatel-Lucent shares (representing approximately 0.308% of the share capital), under certain conditions, to 2,456 employees.

Alcatel Lucent Performance Shares:

Beneficiaries holding performance shares that will not vest prior to the completion of the public exchange offer will be offered the opportunity to exchange their unvested performance shares (which represent 18,540,704 Alcatel-Lucent shares, that is, approximately 0.654% of the share capital), for a number of Alcatel-Lucent shares equal to the number of performance shares they would have been entitled to receive under the relevant plans.

Compensation of the Chief Executive Officer:

Alcatel Lucent Performance Units

In light of the exceptional circumstances resulting from the contemplated transaction, and taking into account the accelerated vesting of the Group’s employee long-term incentive plans, the Board of Directors waived the presence condition applicable to the 2013, 2014 and 2015 Performance Units Plans of the Chief Executive Officer, Mr. Michel Combes.

The Performance Units Plans as initially approved entitled Mr. Michel Combes to receive a future cash payment. However, in lieu of such cash payment, Mr. Michel Combes will receive Alcatel-Lucent shares according to a ratio of 1 Alcatel-Lucent share for 1 Performance Unit, subject to the completion of the public exchange offer.

Alcatel Lucent Stock Options

Similar to what is provided for employee beneficiaries of stock option plans, the Board of Directors decided to replace the undertaking to grant stock options to Mr. Michel Combes with a grant of 350,000 Alcatel-Lucent shares to him, subject to the completion of the public exchange offer.

For more information, please refer to our website (https://www.alcatel-lucent.com), section Corporate Governance. No material on Alcatel-Lucent’s website forms a part of this report on Form 6-K. References in this document to Alcatel Lucent’s website are included as an aid to the location of certain information and such information is not incorporated by reference in this document.

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Additional information. Additional information is available at http://www.newconnectivity.com/. When the public exchange offer is filed by Nokia and approved by the AMF, the Nokia offer document (note d’information) as well as the Alcatel Lucent response document (note en réponse), containing detailed information relating to the public exchange offer, will be available on the AMF website (www.amf-france.org), Nokia’s website (http://company.nokia.com/en) and Alcatel Lucent’s website (https://www.alcatel-lucent.com/). No material on these websites forms a part of this report on Form 6-K. References in this document to these websites are included as an aid to the location of certain information and such information is not incorporated by reference in this document.

Significant shareholding. According to the notification filed with the AMF, and sent to Alcatel-Lucent on April 23, 2015, Odey Asset Management LLP (UK), acting on behalf of funds it manages, exceeded the 5% thresholds of the share capital and voting rights, respectively, and then declared that it went below, on July 3, 2015, the 5% thresholds of the share capital and voting rights. Odey Asset Management LLP (UK) holds, at July 3, 2015, 139,392,474 Alcatel-Lucent shares representing 4.92% of the share capital and 4.84% of the voting rights of Alcatel-Lucent.

Appointment of a new Director. The shareholders approved the appointment of Mrs. Sylvia Summers as Director of our Company at the Shareholders’ Meeting held May 26, 2015, for a period of three years. Mrs. Sylvia Summers, 62 years old, is both a French and U.S. citizen, and has a strong expertise in the high tech industry sector.

2014 dividend. Our Board determined not to pay a dividend on our ordinary shares and ADSs based on the 2014 results. This proposal was approved at our Annual Shareholders’ Meeting on May 26, 2015.

Acquisition of the remaining shareholding of Alda Marine. On March 18, 2015, we entered into a new partnership agreement with Louis Dreyfus Armateurs (LDA) for our submarine cables activity. Our subsidiary Alcatel-Lucent Submarine Networks acquired all of the shares of Alda Marine, our former joint-venture with LDA, previously held by LDA, for €76 million in cash. LDA remains our strategic marine partner. In conjunction with such acquisition, Alcatel-Lucent Submarine Networks entered into a €86 million credit facility agreement with a seven year-maturity that was fully drawn at that date. This €86 million also partially covered the acquisition by Alcatel-Lucent Submarine Networks of a cable vessel.

1.2 HIGHLIGHTS OF RECENT EVENTS

Governance. At its meeting of July 29, 2015, the Board of Directors accepted the resignation of Mr. Michel Combes from his position of CEO and Director of Alcatel-Lucent. As Mr. Michel Combes wishes to launch the implementation of the combination and ensure a smooth transition to the new Leadership team, this resignation will become effective on September 1, 2015.

New Leadership team for the purpose of the announced combination with Nokia. At its meeting of July 29, 2015, the Board of Directors appointed, for the duration of the transition period, Mr. Philippe Camus, presently Chairman of the Board of Alcatel-Lucent, as Chairman and Interim CEO, effective September 1, 2015. Mr. Jean-Cyril Spinetta is appointed Lead Director of the Board (“administrateur référent”). Mr. Philippe Guillemot, Chief Operating Officer, will be in charge of leading the operational management of the Group. Mr. Jean Raby, Chief Finance and Legal Officer, will be responsible for completing the proposed transaction with Nokia. Messrs. Philippe Guillemot and Basil Alwan (President of the IP Routing & Transport business line) will jointly lead the integration team. During the transition period, the Leadership team will be responsible for achieving Alcatel-Lucent’s 2015 targets under The Shift Plan, closing the proposed transaction with Nokia and preparing for the integration with Nokia.

Non compete. Given Mr. Michel Combes’ level of expertise in the telecom sector and his involvement in the business of the Company, the Board of Directors, upon recommendation of the Compensation Committee and the Corporate Governance and Nominations Committee, has requested, in order to ensure the protection of the Company’s business going forward, the execution of a non-compete agreement with Mr. Michel Combes. Pursuant to this agreement, Mr. Michel Combes undertakes not to compete whether directly or indirectly against the Company for a three year period, in consideration for an indemnity in Alcatel Lucent shares or Nokia shares, as the case may be, payable in three instalments.

For more information, please refer to our website (https://www.alcatel-lucent.com), section Corporate Governance. No material on Alcatel-Lucent’s website forms a part of this report on Form 6-K. References in this document to Alcatel Lucent’s website are included as an aid to the location of certain information and such information is not incorporated by reference in this document.

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1.3 CONSOLIDATED AND SEGMENT RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2015 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2014

The following discussion takes into account our results of operations for the six months ended June 30, 2015 and June 30, 2014, including the impact of the sale of 85% of the Enterprise business in September 2014, which was treated as discontinued operation in 2014.

Revenues. Revenues were €6,685 million in the first half of 2015, an increase of 7.1% from €6,242 million in the first half of 2014. Approximately 67% of our revenues for the first half of 2015 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2015 as compared to the first half of 2014, our consolidated revenues would have decreased by approximately 7.3% instead of the 7.1% increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2015, the average exchange rate that applied for the comparable period in 2014, instead of the average exchange rate that applied for the first half of 2015, and (ii) to our exports (mainly from Europe) effected during the first half of 2015 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the comparable period in 2014. Our management believes that providing our investors with our revenues for the first half of 2015 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

In the first quarter of 2014, we completed the disposal of LGS Innovations LLC. If there had been constant perimeter, meaning that we would exclude revenues related to LGS Innovations, and constant exchange rates in the first half of 2015 as compared to those in the same period of 2014, our consolidated revenues would have decreased by approximately 6.9% instead of the 7.1% increase actually reported. Our management uses our revenues for the first half of 2015 at a constant exchange rate and constant perimeter internally and they believe that providing our investors with this information facilitates the comparison of the evolution of our revenues with that of our competitors in the industry. These revenues at constant rate are non-IFRS financial measures, and should be viewed as complementary to, and not as replacements for, the comparable IFRS financial measures and reported revenue figures.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies, the perimeter adjustment for LGS and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2015	Six months ended June 30, 2014	% Change
Revenues as reported	6,685	6,242	7.1%
Conversion impact euro/other currencies	(837)		-12.5%
Hedging impact euro/other currencies	(73)		-1.1%
Perimeter (mainly sale of LGS in 2014)	(11)	(52)
Revenues at constant rate	5,764	6,191	-6.9%

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Revenues by segment and division

The following table sets forth revenues by segment and division:

(In millions of euros)	Six months ended June 30, 2015	Six months ended June 30, 2014
Core Networking	3,125	2,721
IP Routing	1,242	1,110
IP Transport	1,122	938
IP Platforms	761	673
Access	3,554	3,479
Wireless	2,332	2,298
Fixed	1,054	981
Managed Services	136	176
Licensing	32	24
Other and Unallocated	6	42
Total	6,685	6,242

Core Networking Segment

Revenues in our Core Networking segment, which consists of our IP Routing, IP Transport and IP Platforms divisions, were €3,125 million in the first half of 2015, an increase of 14.8% from €2,721 million in the first half of 2014, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2015 as compared to the first half of 2014, our Core Networking segment revenues would have increased by 2.9%.

Revenues in our IP Routing division were €1,242 million in the first half of 2015, an increase of 11.9% from €1,110 million in the first half of 2014. Excluding the impact from foreign exchange rates, this business would have declined approximately 1.0%, as growth in Europe, Middle East and Africa (EMEA) and Central and Latin America (CALA) was not enough to offset lower spending in North America and Japan.

Revenues in our IP Transport division, which includes our terrestrial and submarine optics businesses, were €1,122 million in the first half of 2015, an increase of 19.6% from €938 million in the first half of 2014. Excluding the impact from foreign exchange rates, this business would have grown approximately 11.3%, reflecting strength in both our WDM portfolio, led by the EMEA and CALA regions, and our submarine optics business, which benefitted from a cyclical upswing in revenues.

Revenues in our IP Platforms division, which includes software and related services, were €761 million in the first half of 2015, an increase of 13.1% from €673 million in the first half of 2014. Excluding the impact from foreign exchange rates, this business would have decreased 2.4%, as growth in next-generation technologies such as IP Multimedia Subsystems (IMS) for Voice over LTE (VoLTE), particularly in North America, was more than offset by declines related to the end of the phase out of legacy technologies, as we restructured this business.

Access Segment

Revenues in our Access segment, which consists of our Wireless Access, Fixed Access, Managed Services and Licensing divisions, were €3,554 million in the first half of 2015, an increase of 2.2% from €3,479 million in the first half of 2014, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. If there had been constant exchange rates in the first half of 2015 as compared to the first half of 2014, our Access segment revenues would have decreased by 12.7%.

Revenues in our Wireless Access division increased 1.5% in the first half of 2015, to €2,332 million from €2,298 million in the first half of 2014. Excluding the impact from foreign exchange rates, this business would have declined approximately 15.2% of 2015, as we experienced strong growth in LTE spending in North America in the year-ago period, and China was impacted by project timing in the second quarter of 2015.

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Revenues in our Fixed Access division were €1,054 million in the first half of 2015, an increase of 7.4% from €981 million in the first half of 2014. Excluding the impact from foreign exchange rates, this business would have declined approximately 4.8%, as strength in Asia Pacific (APAC) region, notably in fiber technologies, and CALA was offset by a lower spending in North America and Japan.

Revenues in our Managed Services division were €136 million in the first half of 2015 compared to €176 million in the first half of 2014, a decrease of 22.7% as this business continued to be impacted by our strategy to terminate or restructure margin-dilutive contracts. Excluding the impact from foreign exchange rates, this business would have declined approximately 28.4%.

Revenues in our Licensing division were €32 million in the first half of 2015 compared to €24 million in the first half of 2014, an increase of 33.3%.

Revenues by geographical market

Revenues for the first half of 2015 and the comparable period in 2014 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st Half 2015	386	998	112	568	707	2,917	515	482	6,685
1st Half 2014	360	910	111	581	575	2,788	422	495	6,242
% Change 2015 vs. 2014	7%	10%	1%	-2%	23%	5%	22%	-3%	7.1%

In the first half of 2015, the United States accounted for 43.6% of revenues, down from 44.7% in the comparable period in 2014. Revenues increased 5% in the U.S. as sales benefitted from a stronger US dollar despite a softer spending environment in the first half of 2015. Europe accounted for 22.4% of revenues in the first half of 2015 (5.8% in France, 14.9% in Other Western Europe and 1.7% in Rest of Europe), up from 22.1% in the comparable period in 2014 (5.8% in France, 14.6% in Other Western Europe and 1.8% in Rest of Europe). Europe witnessed encouraging trends in the first half of 2015, with momentum in IP Routing, IP Transport and Fixed Networks. Within Europe, revenues increased 7% in France, 10% in Other Western Europe and 1% in Rest of Europe. Asia-Pacific accounted for 19.1% of revenues in the first half of 2015 (8.5% in China and 10.6% in Other Asia Pacific), up from 18.5% in the comparable period 2014 (9.3% in China and 9.2% in Other Asia Pacific), as declines in China, related to Wireless, and Japan, related to IP Routing, were partially offset by strength in other countries including Australia and India. Revenues in Other Americas were driven by strength in Central and Latin America in the first half of 2015 as revenues grew 22% from the comparable period in 2014, as its share of total revenue increased from 6.8% to 7.7%. The Rest of World share of total revenue decreased to 7.2% in the first half of 2015, from 7.9% in the comparable period of 2014, as revenues decreased 3% compared to the first half of 2015 driven by weakness in the Middle East and Africa from the growth it experienced in the comparable period of 2014.

Gross profit. In the first half of 2015, gross profit as a percentage of revenues increased to 34.7%, compared to 32.4% in the first half of 2014, and increased in absolute terms, to €2,321 million in the first half of 2015 from €2,024 million in the year-ago period. The increase in gross profit was mainly attributable to improved profitability in addition to favorable product mix, notably related to software, in several business lines.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2015, we witnessed trends, where, as noted above, a shift in product mix positively impacted gross profit.

Administrative and selling expenses. For the first half of 2015, administrative and selling expenses were €864 million or 12.9% of revenues compared to €792 million, or 12.7% of revenues in the comparable period in 2014. The 9.1% increase in administrative and selling expenses reflects the impact of a stronger US dollar on our expenses in the first half of 2015 as well as investments made in marketing initiatives. These increases were only partially offset by efforts to reduce fixed costs as part of The Shift Plan. Non-cash purchase accounting entries included in administrative and selling expenses resulting from the Lucent business combination were €15 million in the first half of 2014, and €0 million in the first half of 2015 due to the phasing out of the amortization of administrative and selling expenses in the period.

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Research and development costs. Research and development costs were €1,213 million or 18.1% of revenues in the first half of 2015, an increase of 11.3% from €1,090 million or 17.5% of revenues in the first half of 2014. The 11.3% increase in research and development costs period over period reflects the impact of a stronger US dollar on our expenses. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €13 million in the first half of 2015 and €12 million in the first half of 2014.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

In the first half of 2015, income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment was €244 million compared to income of €142 million in the first half of 2014. The improvement in the first half of 2015 reflects higher gross profits partially offset by higher administrative and selling expenses and research and development costs. Non-cash purchase accounting (PPA) entries resulting from the Lucent business combination had a negative impact of €13 million in the first half of 2015, which was lower than the impact of €27 million in the first half of 2014 mainly due to phasing out of amortization related to administrative and selling expenses in the first half of 2015.

The tables below set forth our revenues and segment operating income (loss):

(In millions of euros)
Six months ended June 30, 2015	Core Networking	Access	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	3,125	3,554	6,679	6	6,685
Segment Operating Income (Loss)	194	90	284	(27)	257
PPA Adjustments (excluding restructuring costs and impairment of assets)					(13)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post- retirement benefit plan amendments					244

(In millions of euros)
Six months ended June 30, 2014	Core Networking	Access	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	2,721	3,479	6,200	42	6,242
Segment Operating Income (Loss)	219	(26)	193	(24)	169
PPA Adjustments (excluding restructuring costs and impairment of assets)					(27)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post- retirement benefit plan amendments					142

In the first half of 2015, segment operating income of €257 million for the Group, adjusted for €13 million in PPA, yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €244 million. In the first half of 2014, segment operating income of €169 million for the Group, adjusted for €27 million in PPA, yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €142 million. The improvement in the first half of 2015 reflects higher gross profit partially offset by higher administrative and selling expenses and research and development costs.

Operating income in our Core Networking segment was €194 million or 6.2% of revenues in the first half of 2015, compared with an operating income of €219 million or 8.0% of revenues in the first half of 2014. The year-over-year decline reflects lower segment operating income in the first quarter of 2015, which was attributable to reinvestments made in new marketing initiatives to promote future growth as well as lower contribution from IP Routing.

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Operating income in our Access segment was €90 million or 2.5% of revenues in the first half of 2015, compared with an operating loss of €26 million in the first half of 2014. The year-over-year improvement reflects continued strong contribution from our Fixed Access business in addition to improvements in both Wireless and Managed Services.

Restructuring Costs. Restructuring costs were €191 million in the first half of 2015, compared to €342 million in the first half of 2014. The lower amount of restructuring costs in the first half of 2015 reflects a number of restructuring and outsourcing initiatives under The Shift Plan that began in the first half of 2014, which drove costs higher.

Litigations. In the first half of 2015, we recorded a litigation charge of €19 million mainly related to environmental litigations compared to the first half of 2014, when we recorded a litigation credit of €4 million.

Gain/(loss) on disposal of consolidated entities. In the first half of 2015, we recognized a loss on the disposal of consolidated entities of €8 million compared to a loss of €19 million in the first half of 2014. The amount in 2014 was due to the disposal of LGS Innovations LLC. In the first half of 2015, the €8 million mainly includes €7 million of costs related to the Nokia transaction and a price adjustment related to the sale of our cyber security business to Thales.

Income (loss) from operating activities. Income from operating activities was €25 million in the first half of 2015, compared to a loss of €215 million in the comparable period of 2014. The improvement in the first half of 2015 is due, in part, to higher gross profit, lower restructuring costs and smaller losses on disposal of consolidated entities partially offset by higher operating expenses and litigation charges.

Finance costs. Finance costs in the first half of 2015 were €135 million, compared to €154 million in the first half of 2014. The decrease of finance costs compared to the year-ago period is mainly due to the early repayment in January 2014 of the 7.75% convertible trust preferred securities issued by Lucent Technologies Capital Trust I.

Other financial income (loss). Other financial losses were €7 million in the first half of 2015, compared to losses of €118 million in the first half of 2014. In the first half of 2015, other financial loss consisted primarily of a loss of €57 million related to the financial component of pension and post-retirement benefit costs and a foreign exchange loss of €27 million which were mostly offset by €108 in capital gains mainly related to our purchase of the equity owned by our joint venture partner in Alda Marine. In the first half of 2014, other financial loss consisted primarily of (i) the impact of the accelerated amortization of the issuing fees of the secured credit facility that we intended to repay in August 2014 following the issuance of the 0.000% and 0.125% OCEANEs on June 10, 2014, (ii) a loss of €18 million related to the financial component of pension and post-retirement benefit costs which were partially offset by a reversal of impairment loss of €10 million.

Share in net income (losses) of associates and joint ventures. Share in net income of associates and joint ventures was €1 million during the first half of 2015, compared with €7 million during the first half of 2014.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €116 million in the first half of 2015 compared to a loss of €480 million in the first half of 2014.

Income tax benefit (expense). We had an income tax expense of €6 million for the first half of 2015, compared to an income tax benefit of €92 million for the first half of 2014. The income tax expense for the first half of 2015 resulted from a net deferred income tax benefit of €33 million, which was more than offset by a current income tax charge of €39 million. The €33 million net deferred tax benefit was mainly related to the reassessment of the recoverability of deferred tax assets in the US. The income tax benefit for the first half of 2014 resulted from a net deferred income tax benefit of €120 million, partially offset by a current income tax charge of €28 million. The €120 million net deferred tax benefit includes: (i) €92 million of deferred income tax benefits related to the re-assessment of the recoverability of deferred tax assets in the US, (ii) €11 million of deferred taxes related to PPA for the Lucent business combination and (iii) a €4 million deferred income tax benefits related to convertible debentures and Oceane.

Income (loss) from continuing operations. We had a loss from continuing operations of €122 million in the first half of 2015 compared to a loss of €388 million in the first half of 2014.

Income (loss) from discontinued operations. In the first half of 2015, we had a loss from discontinued operations of €14 million related to additional carve-out costs for the Enterprise business we disposed of in 2014. Income from discontinued operations in the first half of 2014 was €19 million related to the sale of our Enterprise business.

Non-controlling interests. Non-controlling interests accounted for a loss of €10 million in the first half of 2015, compared to an income of €2 million in the first half of 2014. The decline in the first half of 2015 compared to the first half of 2014 is due largely to losses from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

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Net income (loss) attributable to equity owners of the parent. A net loss of €126 million was attributable to equity holders of the parent during the first half of 2015, compared with a net loss of €371 million in the first half of 2014.

1.4 LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash and cash equivalents increased €129 million in the first half of 2015 from €3,878 million as of December 31, 2014 to €4,007 million as of June 30, 2015. This increase was mainly due to cash provided by operating activities before changes in working capital, interest and taxes amounting to €348 million, but the increase was partially offset by cash used in investing activities of €375 million. In addition, the increase in cash and cash equivalents in the first half of 2015 was driven by the positive impact of the net exchange rate changes of €439 million, reflecting mainly the change of the euro/U.S. dollar exchange rate of our cash and cash equivalents denominated in U.S. dollars.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €348 million for the first half of 2015 compared to €79 million for the first half of 2014. This increase was primarily due to higher income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, which amounted to €244 million for the first half of 2015 compared to €142 million for the first half of 2014.

Changes in working capital had a negative impact of €232 million on net cash provided by operating activities before interest and taxes in the first half of 2015 compared to a negative effect of €285 million for the first half of 2014.

Changes in inventories and work in progress had an unfavorable effect on our net cash from operating activities of €116 million in the first half of 2015 compared to €192 million in the first half of 2014. The decrease of our inventories and work in progress included the impact of the outsourcing of some IP Transport activities that the Group had previously performed in Italy.

Changes in trade receivables and other receivables were stable at €94 million for the first half of 2015 compared to €101 million for the first half of 2014.

Changes in trade payables and other payables used cash of €172 million in the first half of 2015 compared to €40 million in the first half of 2014. The increase is mainly driven by lower levels of inventories.

Changes in customers’ deposits and advances had a favorable impact of €96 million in the first half of 2015 compared to €1 million in the first half of 2014, due to advances and deposits related to certain software licensing contracts in the U.S. in the first half of 2015.

Changes in current assets and liabilities were relatively stable at €139 million in the first half of 2015 compared to €153 million in the first half of 2014.

Interest paid decreased to €133 million for the first half of 2015 compared to €151 million for the first half of 2014 mainly due to the refinancing and the repayment prior to maturity of certain debts early in the first half of 2014.

As a result of the above, net cash used by operating activities was €23 million for the first half of 2015 compared to net cash used of €379 million for the first half of 2014.

Net cash provided (used) by investing activities. Net cash used by investing activities was €375 million in the first half of 2015 compared to net cash provided of €450 million in the first half of 2014, which was mainly due to the €544 million in sale proceeds of marketable securities. Capital expenditures slightly increased from €232 million in the first half of 2014 to €259 million in the first half of 2015. During the first half of 2015, we also acquired (i) the 49% shareholding interest in Alda Marine for €76 million, our former joint-venture with Louis Dreyfus Armateurs (“LDA”), previously held by LDA and (ii) a cable vessel, for €26 million.

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to €55 million for the first half of 2015 compared to €255 million for the first half of 2014.

On March 18, 2015, in conjunction with the acquisition of the remaining equity of Alda Marine and a cable vessel, Alcatel-Lucent Submarine Networks entered into a €86 million credit facility agreement with a seven year-maturity that was fully drawn at that date.

In the first half of 2014, we issued convertible/exchangeable bonds (“OCEANE”) in two tranches for a total nominal amount of €1,148 million and we repaid in full the outstanding principal amount of U.S.$931 million on the 7.75% Convertible Trust Preferred Securities due 2017 issued by Lucent Technologies Capital Trust I and the 6.375% Senior Notes due April 2014 for the remaining outstanding amount of €274 million.

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CAPITAL RESOURCES

Resources. Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms, and credit facilities. Our ability to continue to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, who may ask for extended payment terms during the year; the perception of our credit quality by lenders and investors, the debt and equity market conditions generally and our compliance with the terms of our debt Indentures.

Given current conditions, access to the debt and equity markets may not be relied upon at any given time. Also, our on-going operations did not generate positive cash flow in either the first half of 2015 or during the same period of 2014. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to €5,777 million as of June 30, 2015. Although approximately €1,056 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China), that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

Syndicated Bank Credit Facility. On December 17, 2013, we obtained a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of funds under the credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on the credit facility is conditioned upon compliance with a financial covenant linked to the Group’s capacity to cover its interest charges. Alcatel-Lucent USA Inc. and some subsidiaries of the Group have provided senior unsecured guarantees in respect of this revolving credit facility.

This credit facility was undrawn as of June 30, 2015.

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc.

At July 29, 2015, the credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	B3	B3/Caa1(1)	Not Prime	Review for upgrade	December 4, 2012/ December 19, 2013	April 20, 2015
Alcatel-Lucent USA Inc.	n.a.	B3(2)	n.a	Review for upgrade	December 12, 2013	April 20, 2015
Standard & Poor’s:
Alcatel-Lucent S.A.B		B	B	Cr. Watch Positive	August 18, 2014	April 17, 2015
Alcatel-Lucent USA Inc.B		B	n.a	Cr. Watch Positive	August 18, 2014	April 17, 2015

(1)	The OCEANE 2018 as well as the OCEANE 2019 and 2020 are rated Caa1; all other long-term debt issued by Alcatel-Lucent is rated B3.
(2)

The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plan. Through the launch of The Shift Plan, we aim at reducing our fixed-cost base by €950 million in 2015 compared to our 2012 cost base through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity. For the first six months of 2015, we had expensed €148 million of restructuring costs for these actions.

We expect that the cumulative amount of cash outlays pursuant to The Shift Plan should be approximately €1.8 billion, of which approximately €1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

Capital Expenditures. Each year we incur a certain level of capital expenditures in maintenance and innovation. Our capital expenditures amounted to €259 million for the first six months of 2015, including €91 million of capitalization of development costs.

Short-term Debt. As of June 30, 2015, we had €575 million of short-term financial debt outstanding.

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Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €5,777 million as of June 30, 2015, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

To the extent that the business environment materially deteriorates or our customers reduce their spending plans, or if the credit markets were to limit our access to bid and performance bonds, with a resulting deterioration of our liquidity, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult in such circumstances.

Long-term Debt and Total Financial Debt. As of June 30, 2015 we had €5,051 million of long-term financial debt outstanding and therefore a total gross financial debt at that date of €5,626 million compared to €5,277 million at December 31, 2014.

Rating Clauses Affecting our Debt. Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

1.5 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond June 30, 2015. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2015 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2015 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	7/1/2016- 12/31/2017	2018- 2019	2020 and after	Total
Financial debt (excluding finance leases)	561	659	1,231	3,152	5,603
Finance lease obligations	15	10	-	-	25
Equity component of convertible bonds	-	-	169	80	249
Subtotal - included in statement of financial position	576	669	1,400	3,232	5,877
Finance costs on financial debt	272	341	388	181	1,182
Operating leases(1)	145	149	164	176	634
Commitments to purchase fixed assets	50	-	-	-	50
Unconditional purchase obligations(2) (3)	868	534	671	275	2,348
Sub total - commitments not included in statement of financial position	1,335	1,024	1,223	632	4,214
Total contractual obligations(4)	1,911	1,693	2,623	3,864	10,091

(1)

The decrease in total Operating leases in comparison with December 31, 2014 is mainly explained by the termination of the time charter agreements related to the vessels used by Alcatel-Lucent Submarine Networks according to the new partnership agreement entered into with LDA on March 18, 2015 (see Note 3).

(2)

Of which €523 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €576 million relate to commitments made to Accenture as part of several outsourcing transactions. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3)

On April 1, 2015, we terminated certain license agreements and entered into new license agreements with Qualcomm that have terms ranging from 6 to 10 years. Total commitments amounted to €358 million, which were accounted for as intangible assets at its discounted value as of June 30, 2015.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2015 unaudited interim condensed consolidated financial statements (see Note 15).

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OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES

On June 30, 2015, our off-balance sheet commitments and contingencies amounted to €2,527 million, consisting primarily of €1,756 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the €2,527 million is approximately €168 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)

Off-balance sheet contingent commitments	June 30, 2015	December 31, 2014
Guarantees given on contracts made by the Group	1,756	1,637
Discounted notes receivable with recourse(1)	-	-
Other contingent commitments(2)	768	737
Sub-total - Contingent commitments	2,525	2,374
Secured borrowings (3)	2	2
Total - Off-balance sheet commitments and secured borrowings(4)	2,527	2,376

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 14a.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described in Note 28 of our 2014 consolidated financial statements.

(3)	Excluding the subordinated guarantees on certain bonds described in Note 28 of our 2014 consolidated financial statements.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in the statement of financial position of the first half 2015 unaudited interim condensed consolidated financial statements (see Note 15). Refer also to Note 23 of our 2014 audited consolidated financial statements for a summary of our expected contributions to these plans.

1.6 STRATEGY AND OUTLOOK

The Shift Plan

The Shift Plan, which was announced on June 19, 2013, is a detailed three-year plan to reposition Alcatel-Lucent as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, which are the high-value equipment and services that are essential to high-performance networks.

Successful implementation of The Shift Plan will give our customers renewed confidence in our long-term stability, enhance our employees’ commitment to the Group and provide us with the ability to negotiate improved terms when we access the capital markets. The first phase of The Shift Plan was structured around three priorities: refocusing, restructuring and refinancing. This first phase allowed us to reposition our Company from a telecommunications generalist to a specialist, with better-aligned management, a sound financial foundation, a stronger focus on innovation and significant growth prospects. The second phase of The Shift Plan is articulated around three complementary pillars: innovation, transformation and growth. We believe that this second phase will allow us to capitalize on new market opportunities. Our transformation has been a commercial traction across our portfolio in key technologies such as core routing, 100G optics, SDN, NFV, 4G LTE, small cells and next-gen fixed access. This traction has been enriched by:

•

Innovations across a number of important areas of our business, including Core Routing and SDN within IP Routing, 400G in IP Transport, virtualization in IP Platforms, carrier aggregation and Multimedia Broadcast Multicast Service (eMBMS) in Wireless and G.fast and NG-PON2 in Fixed Access; and

•	Technological partnerships, including with Qualcomm on small cells, with Intel on virtualization of network functions and with Accenture around ultra broadband opportunities.

The main elements of The Shift Plan include:

•

Investing in our Core Networking businesses (which include IP Routing, IP Transport, IP Platforms and associated services): we expect that these businesses will be the engines of Alcatel Lucent’s growth in the future.

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•	Increasing segment operating cash flow from our Access segment.

•

Market diversification: Successful implementation of The Shift Plan will enable us to improve the way we access the market, resulting in a business that is better leveraged. Furthermore, market diversification has led us to redesign our sales and marketing strategy to take advantage of our new focus on our products and services portfolio and help us to identify new market segments, such as cyber security and data centers. Examples of customers in new markets include the University of Pittsburgh Medical Center and a large financial institution, with respect to our SDN solution, and cable operators in the United States, with respect to our core routers.

•	Rightsizing of the cost structure.

•	Generation of additional cash from dispositions, including the disposals or intended disposals of the following business:

-	the sale of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group, which was completed on March 31, 2014;

-	the sale of 85% of Alcatel-Lucent Enterprise to China Huaxin, a technology investment company, which was completed on September 30, 2014;

-	the disposal of our cyber-security services and communications security activities to Thales, which was completed on December 31, 2014; and

-	the acceleration of the strategic repositioning of its submarine cable unit, Alcatel-Lucent Submarine Networks, which could take the form of a trade sale, an IPO or a spin-off.

•

Self-funded plan and financial sustainability: We completed The Shift Plan’s goal to strengthen our balance sheet from 2013 through 2015 through €2 billion of debt management transactions. The Group took advantage of favorable capital markets conditions and extended the average maturity of our debt. Our goal of reducing our overall debt by €2 billion is more than halfway achieved following the raising of €957 million in December 2013 through a capital increase and the conversion of €48 million outstanding OCEANE 2015 in December 2013.

1.7 RISK FACTORS

This section updates and supplements the risk factors to which the Company is exposed that are described under the heading “Risk Factors” of our 2014 20-F and should be read in conjunction therewith.

Our ten largest customers accounted for 54% of our revenues in the first half of 2015 (among which Verizon, AT&T and Sprint represented 17%, 13% and 6% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers, or inability to expand and diversify our customer base to non service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 54% of our revenues in the first half of 2015 (among which Verizon, AT&T and Sprint represented 17%, 13% and 6% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry. Although as part of The Shift Plan, we are focusing on expanding and diversifying our customer base to new emerging customer segments such as cable service providers, web-scale, large tech enterprises or vertical businesses, which are also investing in carrier-grade networks, we may not succeed in achieving such expansion and diversification.

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2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2015

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UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions except per share data)		Six months ended June 30,
	Notes	2015 (1)	2015	2014
Revenues	(5)	U.S.$7,457	€6,685	€6,242
Cost of sales		(4,868)	(4,364)	(4,218)
Gross profit		2,589	2,321	2,024
Administrative and selling expenses		(964)	(864)	(792)
Research and development costs		(1,353)	(1,213)	(1,090)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	272	244	142
Restructuring costs	(11)	(213)	(191)	(342)
Litigations		(21)	(19)	4
Gain/(loss) on disposal of consolidated entities	(3)	(9)	(8)	(19)
Impairment of assets		-	-	-
Post-retirement benefit plan amendments		(1)	(1)	-
Income (loss) from operating activities		28	25	(215)
Finance costs	(6)	(151)	(135)	(154)
Other financial income (loss)	(6)	(7)	(7)	(118)
Share in net income (losses) of associates & joint ventures		1	1	7
Income (loss) before income tax and discontinued operations		(129)	(116)	(480)
Income tax (expense) benefit	(7)	(7)	(6)	92
Income (loss) from continuing operations		(136)	(122)	(388)
Income (loss) from discontinued operations	(9)	(16)	(14)	19
Net Income (Loss)		(152)	(136)	(369)
Attributable to:
- Equity owners of the parent		(141)	(126)	(371)
- Non-controlling interests		(11)	(10)	2
Earnings (loss) per share	(8)
Basic earnings (loss) per share:
- from continuing operations		(0.04)	(0.04)	(0.14)
- from discontinued operations		(0.01)	(0.01)	0.01
- attributable to the equity owners of the parent		(0.06)	(0.05)	(0.13)
Diluted earnings (loss) per share:
- from continuing operations		(0.04)	(0.04)	(0.14)
- from discontinued operations		(0.01)	(0.01)	0.01
- attributable to the equity owners of the parent		(0.06)	(0.05)	(0.13)

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1154 on June 30, 2015.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)		Six months ended June 30,
	Notes	2015 (1)	2015	2014
Net income (loss) for the period		U.S.$(152)	€(136)	€(369)
Items to be subsequently reclassified to Income Statement		379	340	44
Financial assets available for sale		-	-	3
Cumulative translation adjustments		378	339	39
Cash flow hedging		1	1	2
Tax on items recognized directly in equity		-	-	-
Items that will not be subsequently reclassified to Income Statement		451	404	(94)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(15)	475	426	33
Tax on items recognized directly in equity		(24)	(22)	(127)
Other comprehensive income (loss) for the period		830	744	(50)
Total comprehensive income (loss) for the period		678	608	(419)
Attributable to:
- Equity owners of the parent		613	550	(413)
- Non-controlling interests		65	58	(6)

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1154 on June 30, 2015.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions) ASSETS	Notes	June 30, 2015 (1)	June 30, 2015	December 31, 2014
Non-current assets:
Goodwill		U.S.$3,748	€3,360	€3,181
Intangible assets, net		1,582	1,419	1,011
Goodwill and intangible assets, net		5,330	4,779	4,192
Property, plant and equipment, net		1,537	1,378	1,132
Investment in associates and joint ventures		30	27	51
Other non-current financial assets, net		404	362	406
Deferred tax assets		1,838	1,648	1,516
Prepaid pension costs	(15)	3,158	2,831	2,636
Other non-current assets		531	476	429
Total non-current assets		12,828	11,501	10,362
Current assets:
Inventories and work in progress, net	(10)	2,341	2,099	1,971
Trade receivables and other receivables, net	(10)	2,814	2,523	2,528
Advances and progress payments, net	(10)	50	45	43
Other current assets		990	887	877
Current income taxes		75	67	64
Marketable securities, net	(12)	1,974	1,770	1,672
Cash and cash equivalents	(12)	4,469	4,007	3,878
Current assets before assets held for sale		12,713	11,398	11,033
Assets held for sale and assets included in disposal groups held for sale	(9)	49	43	65
Total current assets		12,762	11,441	11,098
Total assets		25,590	22,942	21,460

(In millions) EQUITY AND LIABILITIES	Notes	June 30, 2015 (1)	June 30, 2015	December 31, 2014
Equity:
Capital stock (€0.05 nominal value: 2,834,460,292 ordinary shares issued at June 30, 2015 and 2,820,432,270 ordinary shares issued at December 31, 2014)		U.S.$158	€142	€141
Additional paid-in capital		23,302	20,891	20,869
Less treasury stock at cost		(1,209)	(1,084)	(1,084)
Accumulated deficit, fair values and other reserves		(19,339)	(17,338)	(17,633)
Other items recognized directly in equity		59	53	52
Cumulative translation adjustments		(106)	(95)	(366)
Net income (loss) - attributable to the equity owners of the parent		(140)	(126)	(118)
Equity attributable to equity owners of the parent		2,725	2,443	1,861
Non-controlling interests		980	879	833
Total equity		3,705	3,322	2,694
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(15)	5,797	5,197	5,163
Convertible bonds and other bonds, long-term	(12)	5,352	4,798	4,696
Other long-term debt	(12)	282	253	179
Deferred tax liabilities		1,017	912	872
Other non-current liabilities		580	520	175
Total non-current liabilities		13,028	11,680	11,085
Current liabilities:
Provisions	(11)	1,382	1,239	1,364
Current portion of long-term debt and short-term debt	(12)	641	575	402
Customers’ deposits and advances	(10)	1,069	958	810
Trade payables and other payables	(10)	4,014	3,599	3,571
Current income tax liabilities		83	74	73
Other current liabilities		1,631	1,462	1,429
Current liabilities before liabilities related to disposal groups held for sale		8,820	7,907	7,649
Liabilities related to disposal groups held for sale	(9)	37	33	32
Total current liabilities		8,857	7,940	7,681
Total Equity and Liabilities		25,590	22,942	21,460

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1154 on June 30, 2015.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)		Six months ended June 30,
	Notes	2015 (1)		2015	2014
Cash flows from operating activities:
Net income (loss) - attributable to the equity owners of the parent		U.S.$	(141)	€(126)	€(371)
Non-controlling interests			(11)	(10)	2
Adjustments	(16)		540	484	448
Net cash provided (used) by operating activities before changes in working capital, interest and taxes			388	348	79
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(10)		(129)	(116)	(192)
Trade receivables and other receivables	(10)		105	94	101
Advances and progress payments	(10)		6	5	(2)
Trade payables and other payables	(10)		(192)	(172)	(40)
Customers’ deposits and advances	(10)		107	96	1
Other current assets and liabilities			(156)	(139)	(153)
Cash provided (used) by operating activities before interest and taxes			129	116	(206)
Interest received			46	41	34
Interest paid			(148)	(133)	(151)
Taxes (paid)/received			(53)	(47)	(56)
Net cash provided (used) by operating activities			(26)	(23)	(379)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			51	46	71
Capital expenditures			(289)	(259)	(232)
Decrease (increase) in loans and other non-current financial assets			25	22	22
Cash expenditures from obtaining control of consolidated companies or equity affiliates	(4) (16c)		(114)	(102)	-
Cash proceeds/(expenditure) from losing control of consolidated companies			(1)	(1)	47
Cash proceeds from sale of previously consolidated and non-consolidated companies			-	-	(2)
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities			(90)	(81)	544
Net cash provided (used) by investing activities			(418)	(375)	450
Cash flows from financing activities:
Issuance/(repayment) of short-term debt			(57)	(51)	142
Issuance of long-term debt			95	85	1,136
Repayment/repurchase of long-term debt			-	-	(1,002)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			-	-	-
Net effect of exchange rate changes on inter-unit borrowings and other			12	11	(20)
Capital increase			25	22	10
Dividends paid			(14)	(12)	(11)
Net cash provided (used) by financing activities			61	55	255
Cash provided (used) by operating activities of discontinued operations	(9)		6	5	56
Cash provided (used) by investing activities of discontinued operations	(9)		33	30	(31)
Cash provided (used) by financing activities of discontinued operations	(9)		-	-	(25)
Net effect of exchange rate changes			490	439	62
Net Increase (Decrease) in cash and cash equivalents			146	131	388
Cash and cash equivalents at beginning of period			4,326	3,878	4,096
Cash and cash equivalents at end of period (2)			4,470	4,007	4,483
Cash and cash equivalents at end of period classified as assets held for sale			2	2	1
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period			4,472	4,009	4,484

(1)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1154 on June 30, 2015.

(2)

Includes €1,056 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2015 (€714 million as of June 30, 2014). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros except number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2013 after appropriation	2,756,659,786	140	20,855	(15,892)	45	(1,428)	(787)	-	2,933	730	3,663
Changes in equity for the six-month period ended June 30, 2014	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss) for the six-month period (2)	-	-	-	(94)	5	-	47	(371)	(413)	(6)	(419)
Other capital increases	9,289,687	1	9	-	-	-	-	-	10	-	10
Share-based payments	-	-	-	10	-	-	-	-	10	-	10
Treasury stock	221,786		-	(3)	-	3	-	-	-	-	-
Equity component of OCEANE 2019 and 2020 issued in 2014, net of tax	-	-	-	121	-	-	-	-	121	-	121
Dividends	-	-	-	-	-	-	-	-	-	(11)	(11)
Other adjustments	-	-	-	3	-	-	-	-	3	-	3
Balance at June 30, 2014	2,766,171,259	141	20,864	(15,855)	50	(1,425)	(740)	(371)	2,664	713	3,377
Balance at December 31, 2014 after appropriation(3)	2,780,311,943	141	20,869	(17,751)	52	(1,084)	(366)	-	1,861	833	2,694
Changes in equity for the six-month period ended June 30, 2015	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss) for the six-month period (2)	-	-	-	404	1	-	271	(126)	550	58	608
Other capital increases	14,028,022	1	22		-	-	-	-	23	-	23
Share-based payments		-	-	9	-	-	-	-	9	-	9
Treasury stock	3,806	-	-	-	-	-	-	-	-	-	-
Equity component of OCEANE 2019 and 2020 issued in 2014, net of tax	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(12)	(12)
Other adjustments	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015	2,794,343,771	142	20,891	(17,338)	53	(1,084)	(95)	(126)	2,443	879	3,322

(1)	See Note 8.

(2)	See consolidated statements of comprehensive income.

(3)	The appropriation was approved at the Shareholders’ Meeting held on May 26, 2015.

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent S.A. (“Alcatel-Lucent”) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent and its subsidiaries (the “Group”) develop and integrate technologies, applications and services to offer innovative global communications solutions. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

These unaudited interim condensed consolidated financial statements reflect the results and financial position of the Group as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million. On July 29, 2015, the Board of Directors authorized the issuance of these unaudited interim condensed consolidated financial statements as of June  30, 2015.

NOTE 1.    Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (EU), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: http://ec.europa.eu/finance/accounting/index_en.htm.

As of June 30, 2015, all IFRSs that the International Accounting Standards Board (IASB) had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s unaudited interim condensed consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the six month period ended June 30, 2015 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2014.

NOTE 2.    Principal uncertainties regarding the use of estimates

The preparation of unaudited interim condensed consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2015. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows. The principal areas of uncertainty where estimates and judgment are used, which are similar to those described as of December 31, 2014, are:

•	valuation allowance for inventories and work in progress;

•	impairment of customer receivables;

•	goodwill, other intangible assets and capitalized development costs;

•	provisions for warranty costs and other product sales reserves;

•	provisions for litigation;

•	deferred tax assets;

•	pension and retirement obligations and other employee and post-employment benefit obligations;

•	revenue recognition; and

•	restructuring costs and impact on the recoverable value of goodwill.

No significant changes occurred in these areas during the first six months of 2015.

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NOTE 3.    Changes in consolidated companies

a/ Intended public exchange offer by NOKIA for Alcatel-Lucent’s securities

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, subject to certain conditions, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. The all-share transaction values Alcatel-Lucent at €15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to €4.48 per share), and a premium to shareholders of 28% (equivalent to €4.27 per share), on the weighted average share price of Alcatel-Lucent for the three months preceding the announcement. This is based on Nokia’s closing share price of €7.77 on April 13, 2015.

We intend to accelerate the strategic repositioning of our submarine cable unit, Alcatel-Lucent Submarine Networks, which could take the form of a trade sale, an IPO or a spin-off.

Each company’s Board of Directors has approved the terms of the proposed transaction, which is expected to close in the first half of 2016. The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

On June 17, 2015, Nokia and Alcatel Lucent announced that the U.S. Department of Justice had granted early termination of the antitrust waiting period for the contemplated combination of Nokia and Alcatel Lucent, and that they had already obtained antitrust clearances in “Brazil and Serbia”.

Also, during the second quarter of 2015, Alcatel-Lucent informed employees that the conditions attached to the stock-option and performance shares plans granted to them would be modified so that all vesting and performance conditions would be deemed satisfied for the future, under certain conditions. Mr. Michel Combes, the Group CEO, has also been granted a specific share package contingent upon the closing of the merger.

Given the contingent nature of these modifications and new CEO compensation package, no related financial impact according to IFRS 2 has been accounted for as of June 30, 2015.

We also incurred €7 million of transaction-related costs for the six month ended June 30, 2015 and €3 million for the second quarter that were recorded in the line item “Gain (loss) on disposal of consolidated companies” of our Income Statement.

b/ Other change

On March 18, 2015, we entered into a new partnership agreement with Louis Dreyfus Armateurs (LDA) for our submarine cable activity. Our subsidiary, Alcatel-Lucent Submarine Networks, acquired the 49% shareholding interest in Alda Marine, previously held by LDA, for €76 million in cash. LDA remains our strategic marine partner. A €102 million capital gain, corresponding to the re-measurement of our historical 51% stake in Alda Marine, was recognized in the line item “Other financial income (loss)” of our Income Statement. Alcatel-Lucent Submarine Networks also acquired a cable vessel “Ile d’Aix” for €26 million.

Alda Marine has been fully consolidated since this date. Preliminary goodwill is not significant.

No other material change in consolidated companies occurred during the first six months of 2015.

NOTE 4.    Changes in accounting policy and presentation

No changes in accounting policy or in presentation occurred in the first six months of 2015.

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NOTE 5.     Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. It was composed of three reportable segments: Core Networking, Access and Other. Due to the sale of LGS Innovations, our Government business in March 2014 and our Enterprise business in September 2014, we no longer have an “Other” segment. This “Other” segment was included in “Other and unallocated”. These reportable segments are composed as follows:

•

“Core Networking” is composed of the following product divisions: IP Routing, Terrestrial Optics, Wireless Transmission, Submarine, Network Build & Implementation IP, IP Platforms & Platform Professional Services, and Strategic Industries;

•

“Access” is composed of the following product divisions: Wireless and Network Build & Implementation Wireless, RFS (Radio Frequency Systems), Fixed Access and Network Build & Implementation Fixed, Multivendor Maintenance, Licensing and Managed Services.

The comparable period of 2014 was re-presented accordingly.

The information by reportable segment follows the same accounting policies as those used and described in the 2014 audited consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by reportable segment

(In millions of euros) Six months ended June 30, 2015	Core Networking	Access	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	3,124	3,550	6,674	11	6,685	-	6,685
Revenues from transactions with other reportable segments	1	4	5	(5)	-	-	-
Revenues	3,125	3,554	6,679	6	6,685	-	6,685
Operating income (loss) (3)	194	90	284	(27)	257	(13)	244

(1)	Includes revenues from our non-core businesses and €6 million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)

Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) Six months ended June 30, 2014	Core Networking	Access	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	2,715	3,476	6,191	51	6,242	-	6,242
Revenues from transactions with other reportable segments	6	3	9	(9)	-	-	-
Revenues	2,721	3,479	6,200	42	6,242	-	6,242
Operating income (loss) (3)	219	(26)	193	(24)	169	(27)	142

(1)	Includes revenues from a non-core businesses of €40 million and €10 million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)

Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

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b/ Products and Services revenues

The following table sets forth revenues for products and services:

(In millions of euros)	Six months ended June 30,
	2015	2014
Products	4,507	4,428
Services	2,112	1,718
Other	66	96
Total Revenues	6,685	6,242

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes - generally reflects the traditional seasonal pattern of service providers’ capital expenditures. This seasonality could differ depending on varying business trends in any given quarter.

c/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Total consolidated
Six months ended June 30, 2015
Revenues by customer location	386	998	112	568	707	2,917	515	482	6,685
Six months ended June 30, 2014
Revenues by customer location	360	910	111	581	575	2,788	422	495	6,242

d/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first six months ended June 30, 2015, Verizon, AT&T and Sprint represented respectively 17%, 13% and 6% of our revenues (respectively 15%, 14% and 10% in the first six months ended June 30, 2014).

NOTE 6.    Financial income (loss)

(In millions of euros)	Six months ended June 30,
	2015	2014
Interest expense related to gross financial debt	(166)	(189)
Interest income related to cash and marketable securities	31	35
Finance costs (net)	(135)	(154)
Reversal of impairment losses/ (impairment losses) on financial assets	-	10
Net exchange gain (loss)	(27)	-
Financial component of pension and post-retirement benefit costs	(57)	(18)
Capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	107	1
Other (1)	(31)	(111)
Other financial income (loss)	(7)	(118)
Total financial income (loss)	(142)	(272)

(1)	Q2 2014: mainly includes a loss of €97 million due to the impact of the reevaluation of our former senior secured credit facility repaid on August 19, 2014.

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NOTE 7.    Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Six months ended June 30,
	2015	2014
Current income tax (expense) benefit	(39)	(28)
Deferred income tax benefit (expense), net	33	120
Income tax benefit (expense)	(6)	92

(1)	Q2 2015 and Q2 2014 impacts were mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S..

NOTE 8.    Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share for the periods presented:

	Six months ended June 30,
Number of shares	2015	2014
Number of ordinary shares issued (share capital)	2,834,460,292	2,817,843,884
Treasury shares	(40,116,521)	(51,672,625)
Number of shares in circulation	2,794,343,771	2,766,171,259
Weighting effect of share issues (of which stock options exercised)	(6,871,222)	(3,950,906)
Weighting effect of treasury shares	(1,473)	(139,283)
Weighted average number of shares outstanding – basic	2,787,471,076	2,762,081,070
Dilutive effects:
- Equity plans (stock options, RSU)	-	-
- Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-
- Alcatel-Lucent’s convertible bonds (OCEANE) issued on July 3, 2013	-	-
- Alcatel-Lucent’s convertible bonds (OCEANE) 1st and 2nd tranche issued on June 10, 2014	-	-
Weighted average number of shares outstanding - diluted	2,787,471,076	2,762,081,070

As our net result was a loss, stock-options and performance shares’ plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share. Additionally, convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted earnings (loss) per share.

(In millions of euros)	Six months ended June 30,
Net income (loss)	2015	2014
Net income (loss) attributable to the equity owners of the parent - basic	(126)	(371)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-
Net income (loss) - diluted	(126)	(371)

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NOTE 9.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for the periods presented were as follows:

(In millions of euros)	Six months ended June 30,
Income statement of discontinued operations	2015	2014
Revenues	3	307
Cost of sales	(3)	(163)
Gross profit	-	144
Administrative and selling expenses	(1)	(104)
Research and development costs	-	(26)
Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(1)	14
Restructuring costs	-	(1)
Gain/(loss) on disposal of consolidated entities	-	-
Post-retirement benefit plan amendments	-	-
Income (loss) from operations	(1)	13
Financial income (loss)	-	(1)
Income tax (expense) benefit (1)	-	19
Income (loss) from discontinued operations before capital gains (loss)	(1)	31
Net capital gain (loss) on disposal of discontinued operations (2)	(13)	(12)
Income (loss) from discontinued operations	(14)	19

(1)	Includes €20 million of deferred tax assets recognized during the six months ended June 30, 2014 due to the pending disposal of our Enterprise business.

(2)	The €13 million for the six months ended June 30, 2015 was related to additional Enterprise carve-out costs.

On September 30, 2014, we disposed of 85% of our Enterprise business to China Huaxin, our existing partner of Alcatel-Lucent Shanghai Bell (ASB), our joint venture in China. Most of the Enterprise business was transferred at closing. The transferred Enterprise business was presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented.

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(In millions of euros) Statement of financial position	June 30, 2015	December 31, 2014
Goodwill	-	-
Intangible and tangible assets	2	2
Operating working capital	-	13
Cash	-	-
Pension reserves	(1)	-
Other assets and liabilities	(22)	(20)
Total assets & liabilities of disposal groups held for sale	(21)	(5)
Assets of disposal groups held for sale (A)	2	20
Liabilities related to disposal groups held for sale (B)	(23)	(25)
Real estate properties and other assets held for sale (C)	41	45
Other liabilities held for sale (D)	(10)	(7)
Assets held for sale and assets included in disposal group held for sale (A) + (C)	43	65
Liabilities related to disposal groups held for sale (B) + (D)	(33)	(32)

Other assets held for sale are composed of real estate property and other asset sales that were in progress at June 30, 2015 and at December 31, 2014.

As of June 30, 2015, assets and liabilities of disposal groups held for sale mainly include the remaining, not yet transferred Enterprise assets and liabilities that are expected to be transferred within the next six months. Alcatel-Lucent Networks Services GmbH and LGS Innovations were disposed of on January 7, 2014 and on March 31, 2014, respectively.

The cash flows of discontinued operations were as follows:

(In millions of euros)	Six months ended June 30,
	2015	2014
Net Income (loss) from discontinued operations	(14)	19
Net cash provided (used) by operating activities before changes in working capital	-	11
Other net increase (decrease) in net cash provided (used) by operating activities	5	45
Net cash provided (used) by operating activities (A)	5	56
Capital expenditures (B)	-	(31)
Free cash flow: (A) + (B)	5	25
Net cash provided (used) by investing activities excluding capital expenditures (C)	30	-
Net cash provided (used) by financing activities (D)	-	(25)
Total (A) + (B) + (C) + (D)	35	-

NOTE 10.    Operating working capital

Operating working capital represents the working capital resulting from current operating assets and liabilities, as presented below. We define operating working capital by excluding other current assets and other current liabilities.

(In millions of euros)	June 30, 2015	December 31, 2014
Inventories and work in progress, net	2,099	1,971
Trade receivables and other receivables, net (1)	2,523	2,528
Advances and progress payments	45	43
Customers’ deposits and advances	(958)	(810)
Trade payables and other payables	(3,599)	(3,571)
Operating working capital, net	110	161

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 14.

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(In millions of euros)	December 31, 2014	Cash flow	Change in consolidated companies	Translation adjustments and other	June 30, 2015
Inventories and work in progress	2,366	116	-	39	2,521
Trade receivables and other receivables (1)	2,721	(94)	3	112	2,743
Advances and progress payments	43	(5)	4	3	45
Customers’ deposits and advances	(810)	(96)	-	(51)	(958)
Trade payables and other payables	(3,571)	172	8	(208)	(3,599)
Operating working capital, gross	749	93	15	(105)	752
Cumulated valuation allowances	(588)	-	-	(54)	(642)
Operating working capital, net	161	93	15	(159)	110

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 14.

NOTE 11.    Provisions

a/ Balance at closing

	(In millions of euros)	June 30, 2015	December 31, 2014
	Provisions for product sales	367	387
	Provisions for restructuring	360	439
	Provisions for litigation	115	122
	Other provisions	397	416
	Total (1)	1,239	1,364
(1) of which:	portion expected to be used within one year	915	959
	portion expected to be used after one year	324	405

b/ Change during the six-month period ended June 30, 2015

(In millions of euros)	December 31, 2014	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2015
Provisions for product sales	387	201	(184)	(38)	-	1	367
Provisions for restructuring	439	81	(158)	(10)	-	8	360
Provisions for litigation	122	25	(12)	(15)	-	(5)	115
Other provisions	416	92	(108)	(23)	-	20	397
Total	1,364	399	(462)	(86)	-	24	1,239
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(298)		71			(227)
- Restructuring costs		(80)		10			(70)
- Litigation		(19)		-			(19)
- Gain (loss) on disposal of consolidated entities		-		-			-
- Post-retirement benefit plan amendments		-		-			-
- Other financial income (loss)		(1)		1			-
- Income taxes		(1)		4			3
- Income (loss) from discontinued operations		-		-			-
Total		(399)		86			(313)

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigation. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated and therefore nothing is reserved for those disputes as of June 30, 2015.

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c/ Analysis of restructuring provisions

(In millions of euros)	June 30, 2015	December 31, 2014
Opening balance	439	433
Utilization during period	(158)	(364)
Restructuring costs (social costs and other monetary costs)	70	373
Reversal of discounting impact (financial loss)	1	1
Effect of acquisition (disposal) of consolidated subsidiaries	-	(16)
Cumulative translation adjustments and other changes	8	12
Closing balance	360	439

d/ Restructuring costs

(In millions of euros)	Six months ended June 30,
	2015	2014
Social costs - Restructuring reserves	(67)	(181)
Other monetary costs - Restructuring reserves	(3)	(73)
Other monetary costs - Payables	(71)	(62)
Other monetary costs - Pension reserve	(37)	(21)
Valuation allowances or write-offs of assets and other	(13)	(5)
Total restructuring costs	(191)	(342)

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NOTE 12.    Financial debt

(In millions of euros)	June 30, 2015	December 31, 2014
Marketable securities – short term, net	1,770	1,672
Cash and cash equivalents	4,007	3,878
Cash, cash equivalents and marketable securities	5,777	5,550
Convertible bonds and other bonds – long-term portion	(4,798)	(4,696)
Other long-term debt	(253)	(179)
Current portion of long-term debt and short-term debt	(575)	(402)
of which bonds and credit facilities – short-term portion	(189)	-
of which current portion of other long-term debt and short-term debt	(386)	(402)
Financial debt, gross	(5,626)	(5,277)
Derivative interest rate instruments – other current and non-current assets	5	1
Derivative interest rate instruments – other current and non-current liabilities	-	-
Loan to joint venturer - financial asset (loan to co-venturer)	-	-
Cash (financial debt), net before FX derivatives	156	274
Derivative FX instruments on financial debt – other current and non-current assets(1)	136	123
Derivative FX instruments on financial debt – other current and non-current liabilities(1)	(32)	(4)
Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments – other current assets/liabilities	(49)	(67)
Cash (financial debt), net – excluding discontinued operations	211	326
Cash (financial debt), net – assets held for sale	1	-
Cash (financial debt), net – including discontinued operations	212	326

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to inter-unit loans.

Changes during the first six-month period ended June 30, 2015

On March 18, 2015, in conjunction with the acquisition of the equity in Alda Marine owned by our joint venture partner, Alcatel-Lucent Submarine Networks (ASN) entered into a €86 million credit facility agreement with a seven year-maturity that was fully drawn at that date. Three vessels are subject to a mortgage under the credit facility agreement.

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a/ Nominal value at maturity date of bonds and credit facilities

(In millions of euros)			Carrying amount at June 30, 2015	Equity component and fair value adjustments	Nominal value at maturity date
					June 30, 2015	December 31, 2014
8.50% Senior Notes(1)	€192 M	January 2016	189	1	190	192
4.625% Senior Notes(2)	U.S.$650 M	July 2017	578	3	581	535
4.25% OCEANE	€629 M	July 2018	550	79	629	629
0.00% OCEANE	€688 M	January 2019	600	89	688	688
0.125% OCEANE	€460 M	January 2020	380	80	460	460
8.875% Senior Notes(2)	U.S.$500 M	January 2020	438	9	447	412
6.75% Senior Notes(2)	U.S.$1,000 M	November 2020	885	9	894	824
6.50 % Senior Notes	U.S.$300 M	January 2028	248	21	268	247
6.45 % Senior Notes	U.S.$1,360 M	March 2029	1,120	95	1,215	1,120
Total bonds			4,988	385	5,373	5,108
ASN Credit Facility(3)	€86 M	March 2022	82	1	3	-
Total bonds and credit facilities			5,070	386	5,376	5,108

(1)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.

(2)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.

(3)	Quarterly repayments until Mach 2022.

b/ Credit ratings

At July 29, 2015, the credit ratings of Alcatel-Lucent S.A. and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	B3	B3/Caa1	(1)	Not Prime	Review for upgrade	December 4, 2012/ December 19, 2013	April 20, 2015
Alcatel-Lucent USA Inc.	n.a.	B3	(2)	n.a	Review for upgrade	December 12, 2013	April 20, 2015
Standard & Poor’s:
Alcatel-Lucent S.A.	B	B		B	Cr. Watch Positive	August 18, 2014	April 17, 2015
Alcatel-Lucent USA Inc.	B	B		n.a	Cr. Watch Positive	August 18, 2014	April 17, 2015

(1)	The OCEANE 2018 as well as the OCEANE 2019 and 2020 are rated Caa1; all other long-term debt issued by Alcatel-Lucent is rated B3.

(2)

The 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

c/ Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2015

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Management of covenants

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain any maintenance financial covenants.

Drawing on the Revolving Credit Facility is subject to an incurrence covenant.

The Revolving Credit Facility was undrawn as of June 30, 2015.

NOTE 13.    Fair value hierarchy

IFRS 7 “Financial Instruments: Disclosures” requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

•	Level 1: unadjusted quoted prices in active markets for identical unrestricted assets or liabilities that the entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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Assets and liabilities measured at fair value on a recurring basis

	June 30, 2015				December 31, 2014
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value through equity	4	157	6	167	3	167	6	176
Financial assets at fair value through profit or loss	-	1,720	-	1,720	-	1,605	-	1,605
Currency derivatives	-	144	-	144	-	149	-	149
Interest-rate derivatives - hedging	-	5	-	5	-	2	-	2
Interest-rate derivatives - other	-	-	-	-	-	-	-	-
Cash equivalents (1)	1,139	56	-	1,195	1,096	383	-	1,479
Total	1,143	2,082	6	3,230	1,099	2,306	6	3,411
Liabilities
Currency derivatives	-	(91)		(91)	-	(51)	-	(51)
Interest-rate derivatives - hedging	-	-		-	-	-	-	-
Interest-rate derivatives - other	-	(10)		(10)	-	(9)	-	(9)
Total	-	(101)	-	(101)	-	(60)	-	(60)

(1)

Actively traded money market funds are measured at their net asset value and classified as Level 1. The Group’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in financial assets available for sale at fair value classified in Level 2 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis in the first six months of 2015 or in the same period of 2014.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

NOTE 14.    Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	June 30, 2015	December 31, 2014
Outstanding amounts of receivables sold without recourse (1)	1,613	1,678

(1)

Without recourse in case of payment default by the debtor. See accounting policies in Note 1q of the 2014 audited consolidated financial statements. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	Six months ended June 30,
	2015	2014
Impact on cash flows from operating activities	(65)	(54)

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b/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position, as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State. The proceeds and cost of such transfers are included in our financial debt (other financial debt), which represented €210 million as of June 30, 2015 (€233 million as of December 31, 2014).

NOTE 15.    Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent applies IAS 19 Revised which requires the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

96% of Alcatel-Lucent’s total benefit obligations and 96% of Alcatel-Lucent’s plan asset fair values were re-measured as of June 30, 2015. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2015 have been updated and were as follows:

Discount rate	June 30, 2015	December 31, 2014
U.S. - Pension	3.86%	3.49%
U.S. - Post-retirement health care and other	3.51%	3.21%
U.S. - Post-retirement life	4.12%	3.69%
Euro - Pension	2.00%	1.75%
U.K. - Pension	3.75%	3.50%

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Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	June 30, 2015			December 31, 2014
	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	(132)	(2,395)	(2,527)	1,392	(2,096)	(704)
Operational charge	(57)	-	(57)	(97)	(2)	(99)
Financial income/(expense)	(10)	(47)	(57)	39	(83)	(44)
Restructuring charge	(35)	(2)	(37)	(41)	(3)	(44)
Pension and healthcare plan amendments (1)	(10)	-	(10)	7	105	112
Discontinued operations	-	-	-	(1)		(1)
Total recognized in profits (losses)	(112)	(49)	(161)	(93)	17	(76)
Actuarial gains and (losses) for the period on the benefit obligation	1,008	(2)	1,006	(3,979)	(212)	(4,191)
Actuarial gains and (losses) for the period on the plan assets	(573)	(7)	(580)	2,109	4	2,113
Asset ceiling limitation and IFRIC14 effect	-	-	-	256	-	256
Total recognized in Statement of Comprehensive Income (2)	435	(9)	426	(1,614)	(208)	(1,822)
Contributions and benefits paid	65	(4)	61	182	10	192
420 transfer	-	-	-	(169)	169	-
Change in consolidated companies	2	-	2	40	-	40
Other (reclassifications and exchange rate changes)	36	(203)	(167)	130	(287)	(157)
Net asset (liability) recognized at the end of the period/exercise	294	(2,660)	(2,366)	(132)	(2,395)	(2,527)
of which:
- Prepaid pension costs	2,831	-	2,831	2,636	-	2,636
- Pension, retirement indemnities and post-retirement benefits liability	(2,537)	(2,660)	(5,197)	(2,768)	(2,395)	(5,163)

(1)	Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement.

(2)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funded status

(In millions of euros)	June 30, 2015	December 31, 2014
Benefit obligation	(32,447)	(31,570)
Fair value of plan assets	31,382	30,220
Funded (underfunded) status	(1,065)	(1,350)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,301)	(1,177)
Net liability recognized at end of period	(2,366)	(2,527)

Lump Sum Offer in the United States

On June 26, 2015, Alcatel-Lucent began mailing to about 86,000 former employees and surviving beneficiaries who are currently receiving monthly pension payments from either the U.S. Management Pension Plan or the U.S. Inactive Occupational Pension Plan information regarding a one-time opportunity to convert their current monthly pension payment to a lump-sum payment. This offer, called the Alcatel-Lucent Retiree Lump-Sum Window Program, formally began on July 20, 2015 and ends on September 25, 2015. The program is entirely voluntary. Payments for those who elect to participate in the program will be made on November 2, 2015 and will constitute a complete settlement of Alcatel-Lucent pension liabilities with respect to them, that will be accounted for during the fourth quarter of 2015. Payments are expected to be made from existing plan assets.

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NOTE 16.    Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Six months ended June 30,
	2015	2014
Net income (loss) attributable to the equity owners of the parent	(126)	(371)
Non-controlling interests	(10)	2
Adjustments:
- Depreciation and amortization of tangible and intangible assets	298	269
of which impact of capitalized development costs	86	109
- Impairment of assets	-	-
- Post-retirement benefit plan amendment	1	-
- Changes in pension and other post-retirement benefit obligations, net	61	(44)
- Provisions, other impairment losses and fair value changes	95	119
- Repurchase of bonds and change of estimates related to convertible debentures	-	97
- Net (gain) loss on disposal of assets	(132)	(38)
- Share in net income (losses) of equity affiliates (net of dividends received)	(1)	(7)
- (Income) loss from discontinued operations	13	(19)
- Finance costs and interest on tax litigations	135	153
- Share-based payments	8	10
- Taxes	6	(92)
Sub-total of adjustments	484	448
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	348	79

b/ Free cash flow

(In millions of euros)		Six months ended June 30,
	Notes	2015	2014
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		348	79
Change in operating working capital(1)	(10)	(93)	(132)
Other current assets and liabilities(2)		(139)	(153)
Net cash provided (used) by operating activities before interest and taxes		116	(206)
of which:
- restructuring cash outlays		(205)	(225)
- contribution and benefits paid on pensions & other post-employment benefits	(15)	(61)	(119)
Interest received/(paid)		(92)	(117)
Taxes received/(paid)		(47)	(56)
Net cash provided (used) by operating activities		(23)	(379)
Capital expenditures		(259)	(232)
Disposal of Intellectual Property		16	8
Free cash flow - excluding discontinued operations		(267)	(603)
Free cash flow from discontinued operations		5	25 (3)
Free cash flow		(262)	(578)

(1)	Including amounts received from discounted receivables.

(2)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”).

(3)	Related to our Enterprise business which was sold on September 30, 2014.

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c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Six months ended June 30,
	2015	2014
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities(1)	(102)	-
Cash and cash equivalents of newly consolidated entities	-	-
Total - net impact on cash flows of obtaining control	(102)	-
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	-	76
Cash and cash equivalents of formerly consolidated entities	(1)	(29)
Total - net impact on cash flows of losing control	(1)	47

(1)

Related to the acquisition of the equity in Alda Marine owned by our joint venture partner, Louis Dreyfus Armateurs (LDA) for €76 million as well as the cable vessel Ile d’Aix and equipment for €26 million as part of the a new partnership agreement entered into on March 18, 2015 (see note 3).

NOTE 17.    Contractual obligations and off balance sheet commitments

a/ Contractual obligations

We have certain contractual obligations that extend beyond June 30, 2015. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2015 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2015 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)	Payment deadline
Contractual payment obligations	Less than one year	7/1/2016- 12/31/2017	2018-2019	2020 and after	Total
Financial debt (excluding finance leases)	561	659	1,231	3,152	5,603
Finance lease obligations	15	10	-	-	25
Equity component of convertible bonds	-	-	169	80	249
Subtotal - included in statement of financial position	576	669	1,400	3,232	5,877
Finance costs on financial debt	272	341	388	181	1,182
Operating leases(1)	145	149	164	176	634
Commitments to purchase fixed assets	50	-	-	-	50
Unconditional purchase obligations(2) (3)	868	534	671	275	2,348
Sub total - commitments not included in statement of financial position	1,335	1,024	1,223	632	4,214
Total contractual obligations(4)	1,911	1,693	2,623	3,864	10,091

(1)

The decrease in total Operating leases in comparison with December 31, 2014 is mainly explained by the termination of the time charter agreements related to the vessels used by Alcatel-Lucent Submarine Networks according to the new partnership agreement entered into with LDA on March 18, 2015 (see Note 3).

(2)

Of which €523 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €576 million relate to commitments made to Accenture as part of several outsourcing transactions. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3)

In April 1, 2015, we terminated certain license agreements and entered into new license agreements with Qualcomm that have terms ranging from 6 to 10 years. Total commitments amounted to €358 million, which were accounted for as intangible assets at its discounted value as of June 30, 2015.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2015 unaudited interim condensed consolidated financial statements (see Note 15).

b/ Off balance sheet commitments

On June 30, 2015, our off-balance sheet commitments and contingencies amounted to €2,527 million, consisting primarily of €1,756 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the €2,527 million is approximately €168 million in customer financing provided by us.

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With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros) Off-balance sheet contingent commitments	June 30, 2015	December 31, 2014
Guarantees given on contracts made by the Group	1,756	1,637
Discounted notes receivable with recourse (1)	-	-
Other contingent commitments (2)	768	737
Subtotal - Contingent commitments	2,525	2,374
Secured borrowings (3)	2	2
Total - Off-balance sheet commitments and secured borrowings(4)	2,527	2,376

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 14a.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described in Note 28 of our 2014 consolidated financial statements.

(3)	Excluding the subordinated guarantees on certain bonds described in Note 28 of our 2014 consolidated financial statements.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in the statement of financial position of the first half 2015 unaudited interim condensed consolidated financial statements (see Note 15). Refer also to Note 23 of our 2014 audited consolidated financial statements for a summary of our expected contributions to these plans.

NOTE 18.    Contingencies

On June 30, 2015, Alcatel-Lucent, Alcatel-Lucent International (formerly Alcatel-Lucent France) and Alcatel-Lucent Trade International AG signed a settlement agreement with Instituto Costarricense de Electricidad (ICE) in full and final settlement of all litigation between the parties, and more specifically the following court proceedings:

•

civil claim filed by ICE against Alcatel-Lucent International, among others, in the context of the criminal proceedings brought against various Costa Rican individuals as a consequence of the September 2004 bribery allegations;

•	claim filed by Alcatel-Lucent International against ICE in October 2008 regarding ICE’s termination of the 400KL GSM contract;

•

civil claim filed by ICE in May 2012 against Alcatel-Lucent, Alcatel-Lucent International and Alcatel-Lucent Trade International AG for damages on the basis of the corruption matter that was investigated by and settled with the Costa Rican and the United States authorities.

As part of the settlement agreement, Alcatel-Lucent International agreed to pay ICE a total settlement amount of U.S.$10 million, through a combination of a cash payment and of set-off against certain accounts receivable. ICE and Alcatel-Lucent filed joint requests with the various Costa Rican Courts seeking dismissal of the three cases. The parties also requested the Court handling the 400KL GSM contractual claim to release the U.S.$15 million deposit that had been made by Alcatel-Lucent International, and to transfer the funds to it. Once the three cases are dismissed, there will no longer be any pending litigation concerning the 2004 bribery allegations either in Costa Rica or with ICE anywhere in the world.

There were no other significant events during the first six months of 2015 regarding the proceedings disclosed in Note 31 of our 2014 audited consolidated financial statements included in Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, and no significant new litigation has been commenced since December 31, 2014.

NOTE 19.    Events after the statement of financial position date

There were no significant events between June 30, 2015, date of the statement of financial position and July 29, 2015, the date when the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issue.

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NOTE 20.    Consolidated income statements

(In millions of euros – except per share information) 2014	Q1	Q2	Q3	Q4	Total
Revenues	2,963	3,279	3,254	3,682	13,178
Cost of sales	(2,007)	(2,211)	(2,149)	(2,403)	(8,770)
Gross profit	956	1,068	1,105	1,279	4,408
Administrative and selling expenses	(389)	(403)	(408)	(421)	(1,621)
Research and development costs	(547)	(543)	(541)	(584)	(2,215)
Income (loss) from operating activities before restructuring costs, litigation, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	20	122	156	274	572
Restructuring costs	(67)	(275)	(75)	(157)	(574)
Litigation	4	-	1	2	7
Gain/(loss) on disposal of consolidated entities	(16)	(3)	(1)	40	20
Impairment of assets	-	-	-	-	-
Post-retirement benefit plan amendments	-	-	103	9	112
Income (loss) from operating activities	(59)	(156)	184	168	137
Finance costs	(78)	(76)	(71)	(66)	(291)
Other financial income (loss)	(4)	(114)	(57)	(36)	(211)
Share in net income (losses) of associates & joint ventures	2	5	1	7	15
Income (loss) before income tax and discontinued operations	(139)	(341)	57	73	(350)
Income tax (expense) benefit	55	37	5	219	316
Income (loss) from continuing operations	(84)	(304)	62	292	(34)
Income (loss) from discontinued operations	16	3	(66)	(2)	(49)
NET INCOME (LOSS)	(68)	(301)	(4)	290	(83)
Attributable to:
- Equity owners of the parent	(73)	(298)	(18)	271	(118)
- Non-controlling interests	5	(3)	14	19	35
Earnings (loss) per share (in euros)
Basic earnings (loss) per share:
- from continuing operations	(0.04)	(0.11)	0.02	0.10	(0.02)
- from discontinued operations	0.01	0.00	(0.03)	0.00	(0.02)
- attributable to the equity owners of the parent	(0.03)	(0.11)	(0.01)	0.10	(0.04)
Diluted earnings (loss) per share
- from continuing operations	(0.04)	(0.11)	0.02	0.08	(0.02)
- from discontinued operations	0.01	0.00	(0.03)	0.00	(0.02)
- attributable to the equity owners of the parent	(0.03)	(0.11)	(0.01)	0.08	(0.04)

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IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the U.S. Securities and Exchange and Commission (the “SEC”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel (www.alcatel-lucent.com), as applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2015

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer